UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated November 5, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
(“Sibanye Gold” or “the Company”)

RESULTS OF GENERAL MEETING

Sibanye Gold shareholders are advised that all the resolutions detailed in the notice of general meeting included in the circular posted to shareholders on 7 October 2013, were approved by over
98% of the Company’s Shareholders present or represented at the general meeting of Shareholders held on 5 November 2013.

The acquisition by Sibanye Gold of the 74% shareholding in, and the Gold One International Limited
(“Gold One”) Group claims against, Newshelf 1114 (Pty) Limited (“Newshelf”), the holding company of the Cooke Operations, from Gold One (“the Proposed Transaction”), is still subject to the fulfilment of the following conditions precedent:
· The approval, where so required, by any third party financier or holder of security interest in, respectively, Gold One and/or Sibanye Gold;
· All necessary approvals having been obtained from the relevant authorities including, but not limited to:
· The Minister of Mineral Resources of South Africa;
· The South African Reserve Bank, to the extent required;
· The competition authorities, as provided for in the Competition Act, 1998;
· A material adverse change in Sibanye Gold and Newshelf not having occurred, unless it has been remedied by closing.

Sibanye Gold shareholders will be notified once the outstanding conditions precedent have been fulfilled.

Westonaria

5 November 2013
Corporate advisor
Sponsor
South African Legal Advisor
Qinisele Resources (Pty)
Limited
J.P. Morgan Equities South
Africa (Pty) Ltd
Edward Nathan Sonnenbergs

US Legal Counsel
Linklaters LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: November 5, 2013
By:             /s/ Charl Keyter
Name:        Charl Keyter
Title:          Chief Financial Officer